Filed by East West Bancorp pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MetroCorp Bancshares, Inc.
Commission File No.: 000-25141

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of Webcast of Third Quarter 2013 earnings conference call of East West Bancorp (“East West”), on Thursday, October 17, 2013.

Forward-Looking Statements

Certain matters set forth herein (including any exhibits hereto) constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current business plans and expectations regarding future operating results. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, local, regional, national and international economic, political or industry conditions and events and the impact they may have on us and our customers; our ability to attract deposits and other sources of liquidity; continued deterioration in values of real estate in California and other states where our bank makes loans, both residential and commercial; our ability to manage the loan portfolios acquired from FDIC-assisted acquisitions within the limits of the loss protection provided by the FDIC; changes in the financial performance and/or condition of our borrowers; changes in the level of nonperforming assets, reserve requirements, and charge-offs; the effect of changes in laws, regulations, and accounting standards, and related costs of these changes;  inflation, interest rate, securities market and monetary fluctuations; changes in the competitive environment among financial and bank holding companies and other financial service providers; changes in our organization, management; the adequacy of our enterprise risk management framework; the ability to manage our growth and the effect of acquisitions we may make and the integration of acquired businesses and branching efforts; our success at managing the risks involved in the foregoing items and other factors set forth in the Company’s public reports including its Annual Report on Form 10-K for the year ended December 31, 2012, and particularly the discussion of risk factors within that document. Additional risks and uncertainties relating to the proposed transaction with MetroCorp include, but are not limited to:  the ability to complete the proposed transaction, including obtaining regulatory approvals and approvals by the stockholders of MetroCorp; the length of time necessary to consummate the proposed transaction; the ability to successfully integrate the two institutions and achieve expected synergies and operating efficiencies on the expected timeframe; unexpected costs relating to the proposed transaction; and the potential impact on the institutions’ respective businesses as a result of uncertainty surrounding the proposed transaction. If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect. East West’s results could differ materially from those expressed in, implied or projected by such forward-looking statements.  East West assumes no obligation to update such forward-looking statements.

Important Information About the Proposed Merger and Where to Find It

In connection with the referenced proposed transaction, East West intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus with respect to the proposed acquisition of MetroCorp. The final proxy statement/prospectus will be mailed to the shareholders of MetroCorp in advance of a special meeting of shareholders that will be held to consider the proposed merger. INVESTORS AND SECURITY HOLDERS OF METROCORP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING EAST WEST, METROCORP AND THE PROPOSED MERGER. Investors will be able to obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about East West and MetroCorp (including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q), without charge, at the SEC’s website at http://www.sec.gov/. Investors may also obtain these documents, without charge, from East West’s website at http://www.eastwestbank.com or by contacting East West’s investor relations department at (626) 768-6000 or from MetroCorp’s website at https://www.metrobank-na.com or by contacting MetroCorp’s investor relations department at (713) 776-3876.

Participants in a Solicitation

MetroCorp and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about the directors and executive officers of MetroCorp and their ownership of MetroCorp common stock is set forth in the Proxy Statement for MetroCorp’s 2013 Annual Meeting of Shareholders as previously filed with the SEC. Additional information regarding the interests of such participants in the proposed transaction will be included in the proxy statement/prospectus, when it becomes available.

PARTICIPANTS

Corporate Participants

Kelly Adams – Investor Relations, East West Bancorp, Inc.
Dominic Ng – Chairman & Chief Executive Officer, East West Bancorp, Inc.
Julia S. Gouw – President, Chief Operating Officer & Director, East West Bancorp, Inc.
Irene H. Oh – Executive Vice President and Chief Financial Officer, East West Bancorp, Inc.

Other Participants

Dave Rochester – Analyst, Deutsche Bank Securities, Inc.
Jennifer Demba – Analyst, SunTrust Robinson Humphrey
Lana Chan – Analyst, BMO Capital Markets (United States)
Herman Chan – Analyst, Wells Fargo Securities LLC
John Pancari – Analyst, Evercore Partners (Securities)
Ebrahim H. Poonawala – Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.
Joseph Morford – Analyst, RBC Capital Markets LLC
Aaron J. Deer – Analyst, Sandler O’Neill & Partners LP
Brett Rabatin – Analyst, Sterne, Agee & Leach, Inc.
Julianna Balicka – Analyst, Keefe, Bruyette & Woods, Inc.
Matthew T. Clark – Analyst, Credit Suisse Securities (USA) LLC (Broker)

MANAGEMENT DISCUSSION SECTION

Operator:  Good day and welcome to the East West Bancorp’s Third Quarter 2013 Earnings Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Kelly Adams. Please go ahead.

Kelly Adams, Investor Relations, East West Bancorp, Inc.

Good morning and thank you for joining us to review the financial results of East West Bancorp for the third quarter of 2013. Here to review the results are Dominic Ng, Chairman and Chief Executive Officer; Julia Gouw, President and Chief Operating Officer; and Irene Oh, Executive Vice President and Chief Financial Officer. We will then open the call to questions.

Second, we would like to caution you that during the course of the call, management may make projections or other forward-looking statements regarding events or future financial performance of the company within the meaning of the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may differ materially from the actual results due to a number of risks and uncertainties. For a more detailed description of factors that affect the company’s operating results, please refer to our filings with the Securities and Exchange Commission , including our Annual Report on Form 10-K for the year ended December 31, 2012. Today’s call is also being recorded and will be available in replay format at eastwestbank.com.

I will now turn the call over to Dominic.

Dominic Ng, Chairman & Chief Executive Officer

Thank you, Kelly. Good morning and thank you all for joining us this morning for our earnings call. Yesterday afternoon, we were pleased to report financial results for the third quarter of 2013. East West reported solid earnings of $73.2 million or $0.53 per diluted share. Net income improved by $2 million or 3% and earnings per diluted share increased $0.05 or 10% from the prior year period.

Our third quarter operating results marked the 11th consecutive quarter we have increased earnings per share, resulting in a solid return on average equity of 12.65% and return on average asset of 1.22% for the quarter. Driven by strong loan growth, we increased total assets by 5% to $24.5 billion as of September 30, 2013.

This strong loan growth also contributed to a small increase in the adjusted net interest income to $192.4 million for the third quarter, up $189,000 from the second quarter. In fact compared to both the prior quarter and the prior year period, during the third quarter, we increased pre-provision net revenue, return on equity and earnings per share, while growing both loans and deposit at the same time. As of September 30, 2013, total loans receivable increased 6% or $946.7 million quarter-over-quarter to a record $17.2 billion.

The loan growth for the third quarter was driven by a strong, diversified loan originations throughout the bank. As in prior quarters, single family residential loan originations from our retail branch network continued to be very robust with single family loan balances increasing 16% or $424.9 million. Additionally, noncovered commercial real estate loans and commercial industrial loans also grew in the quarter, up 6% and 4% respectively.

Along with strong loan growth, we have continued to successfully acquire new commercial deposit relationships. Total deposits increased 6% or $1.1 billion during the quarter to a record $20.4 billion due to growth in core deposit of 8% to a record of $14.4 billion.

We continue to make good progress in our ongoing efforts to increase low cost commercial deposit relationships. The strong growth in our core deposit was fueled by an increase in noninterest-bearing demand deposits. As of September 30, 2013, we had $5.8 billion in noninterest-bearing demand deposits, the highest ever in the history of the bank. Also, the average cost of deposits improved to 30 basis point, down 3 basis point from the second quarter and down 11 basis point from a year ago.

With our solid financial result for the third quarter of 2013, we believe that East West is on target for another year of record earnings. Our healthy capital base and solid, consistent earnings provide strong return to shareholders year-over-year. We have increased the tangible book value per share by 7% to $13.96 as of September 30, 2013.

Finally, we were pleased to announce last month that we signed a definitive agreement to acquire MetroCorp Bancshares, Inc., a $1.6 billion bank holding company headquartered in Houston, Texas. Metro operates 18 branches under its two subsidiary banks, MetroBank and Metro United Bank, in the cities of Houston, Dallas, Los Angeles, San Francisco and San Diego. We’re excited about the opportunities to expand in the attractive Houston and Dallas markets and strengthen our footprint in California.

Metro is a good fit with East West and we are confident that we will be able to execute a successful integration. Currently, we expect the merger of Metro to close in the first quarter of 2014 after we obtain the necessary approvals by the shareholders of MetroCorp and by our regulators. The transaction is expected to be 4% accretive to East West 2014 full year earnings per share, excluding any merger and restructuring charges.

With that, I will now turn the call over to Julia to discuss in more detail on the financials for the third quarter.

Julia S. Gouw, President, Chief Operating Officer & Director

Thank you very much, Dominic, and good morning to everyone. I would like to spend a few minutes discussing the loan growth we experienced during the quarter, our net interest margin, and our expectations for the future. Finally, I’ll review the guidance we provided in the earnings release yesterday for the remainder of 2013.

Our total loan portfolio increased to a record $17.2 billion at September 30, 2013, an increase of $946.7 million or 6% from June 30, 2013, and an increase of $2.7 billion or 19% year-to-date. As expected, covered loan balances continue to decline decreasing $145.8 million or 6% quarter-to-date. This decrease in the covered portfolio was more than offset by the strong growth in the noncovered portfolio.

Continuing the trends from the first half of the year, we experienced good growth in our noncovered, single family residential loan portfolio and our commercial real estate portfolio, which increased by $424.9 million or 16%, and $243.3 million or 6% from the second quarter of 2013 respectively. Additionally, commercial and industrial loans increased $171.7 million or 4% as well. We continue to generate strong residential loan demand from our retail branch network. The current market conditions have allowed us this opportunity to book high quality, low loan to value loans that have low capital requirements and carry an attractive yield.

During the third quarter, we originated approximately 1,400 single family residential loans totaling $590 million with an average loan size of $400,000 and an average loan to value of 56%. The current market conditions have allowed us to originate high volumes of residential loans for the last two quarters.

Although we do expect to see solid residential loan origination in both the coming quarter and the coming year, we expect that over time the origination volumes will taper off and decrease from the current levels. Although the growth in the noncovered portfolio is offset by the expected reduction in the covered portfolio, at this point with the strong growth we are experiencing, we believe that we can grow the total loan portfolio by at least $400 million through the end of this year.

Next, I would like to spend a few moments discussing the net interest income and net interest margin for the third quarter and our expectation for the remainder of 2013. Net interest income adjusted for the impact of covered loan activity totaled $192.4 million for the third quarter of 2013, an increase of $189,000 from $192.2 million in the prior quarter. The core net interest margin totaled 3.44% for the third quarter of 2013.

The compression in the core net interest margin compared to the prior quarter was largely due to the decreases in the adjusted yield on the covered loans and in the yield on noncovered loans. Overall, we had a good quarter. We increased net interest income slightly, lowered deposit costs and maintained good expense control, while substantially increasing loans and deposits to record levels. We feel confident that we are building lines of business and making operational improvements that will benefit us for many years to come.

Although the low interest rate environment continues to result in the decreasing interest margins for most banks, including East West, with strong loan growth we experienced and expect to continue to generate we are confident that we can continue to generate solid earnings and returns until short-term rates increase. Based on our last interest rate sensitivity analysis, once the short-term rates increase 100 basis points, we will see a $50 million increase to our annual net interest income. After a 200 basis point increase in rates, the impact to our annual net interest income is about $100 million.

Lastly, I would like to provide a brief summary of our guidance for the remainder of 2013. As in the past, in our earnings release yesterday, we provided guidance for the fourth quarter and full year of 2013. Yesterday, we updated the guidance provided in July and we now estimate that fully diluted earnings per share for the full year of 2013 will range from $2.09 to $2.11, an increase of $0.20 to $0.22 or 11% to 12% from $1.89 for the full year of 2012. For the fourth quarter of 2013, we estimate that the fully diluted earnings per share will range from $0.53 to $0.55.

With that, I would now like to turn over the call to Irene to discuss the third quarter of 2013 financial results in more depth.

Irene H. Oh, Executive Vice President and Chief Financial Officer

Thank you very much, Julia, and good morning to everyone. I’d like to discuss our financial results for the third quarter of 2013 in more detail, specifically credit quality, noninterest income, and noninterest expense.

Starting with credit quality, we are pleased to see that nonaccrual loans decreased $8.1 million or 7% from the second quarter of 2013 to $103.9 million as of September 30, 2013. Additionally, the total nonperforming assets, excluding covered assets, to total assets ratio has been under 1% for over three years with nonperforming assets of $124.1 million or 51 basis points of total assets as of September 30, 2013.

For the third quarter of 2013, the company recorded a provision for loan losses for noncovered loans of $4.5 million as compared to a loan loss provision of $8.3 million for the second quarter 2013. East West continues to maintain a strong allowance for noncovered loans of $234.2 million or 1.6% of noncovered loans receivable at September 30, 2013.

Total net charge-offs on noncovered loans totaled $334,000 for the third quarter of 2013, a decrease from net charge-offs of $4 million in the second quarter of 2013. During the third quarter of 2013, the company recorded a reversal of provision for loan losses of $964,000 on covered loans. As these loans are covered under loss-share agreements with the FDIC, for any charge-offs, the company records income of 80% of the charge-off amount in noninterest income as a net increase in the FDIC receivable, resulting in a net impact to earnings of 20% of the charge-off amount.

Additionally, during the third quarter of 2013, we recorded an expense of $15.2 million as a clawback liability. Under the loss-share agreements with the FDIC, if losses in the covered portfolio do not reach specific thresholds, the bank is required to pay the FDIC a calculated amount. As of September 30, 2013, our total recorded liability to the FDIC for this clawback liability for both the UCB and WFIB acquisitions is approximately $66 million.

Moving on to noninterest income and expense, East West reported a noninterest loss for the third quarter of 2013 of $41.1 million, an increased loss from noninterest loss of $12.4 million and decreased income from noninterest income of $2.8 million in the second quarter of 2013 and third quarter of 2012 respectively. The additional loss of $29 million of noninterest income in the current quarter compared to the second quarter of 2013 is due to changes in the net reduction of the FDIC indemnification assets and FDIC receivable.

In total, fee income, including branch fees, letter of credit and foreign exchange income, loan fees and other operating income totaled $27 million in the third quarter of 2013, a slight decrease from the prior quarter and an increase from the prior year period. The decrease in fee income during the third quarter of 2013 as compared to the prior quarter was due to other operating income with decreased income from interest rate swaps entered into by our customers.

During the third quarter, we recorded net gain of $3.9 million on the sale of about $40 million of 7 (a) SBA loans and $1.1 million from the sale of investment securities available for sale. The investment securities we sold during the third quarter were largely fixed rate agency MBS and CMBS securities, totaling $60 million.

Moving on to noninterest expense, total noninterest expense for the third quarter, excluding amounts to be reimbursed by the FDIC, increased $6.3 million or about 7% from the second quarter of 2013 and  decreased by $115,000 from the third quarter of 2012. The increase in noninterest expense quarter-over-quarter was primarily due to an increase in legal expense and other operating expense.

Legal expense increased $3.5 million from the second quarter of 2013, resulting from the resolution of a litigation including covered assets. Additionally, the company recorded a net gain on sale of other real estate owned assets of $1.2 million in the second quarter of 2013 compared to an expense of $157,000 in the third quarter of 2013.

Additionally, during the third quarter, we increased long-term debt outstanding by drawing down $50 million on our unsecured borrowing facility which had an attractive rate of the three month LIBOR plus 150. This action was taken to increase liquidity at the holding company and, among other actions, allow for future repayment of higher costs junior subordinated debt.

Finally, as stated in the earnings announcement released yesterday, East West’s board of directors has declared fourth quarter dividends on the common stock. The common stock cash dividend of $0.15 is payable on or about November 15, 2013, to shareholders of record on October 31, 2013.

I’ll now turn the call back to Dominic.

Dominic Ng, Chairman & Chief Executive Officer

Thank you, Irene. I will now open the call to questions.

QUESTION AND ANSWER SECTION

Operator:  Thank you very much. [Operator Instructions] Our first question comes from Dave Rochester with Deutsche Bank. Please go ahead.

<Q – Dave Rochester – Deutsche Bank Securities, Inc.>: On the loan pipeline, I know you guys discontinued the resi 5/1 ARM product this quarter. Do you think the 3/1 ARM demand you can see in the pipeline right now is strong enough to keep that resi growth going in 4Q near that pace in 3Q?

<A – Julia Gouw – East West Bancorp, Inc.>: Yeah. I think that people make a choice whether it’s three year or five year. And some of them have been taking three years, some of them taking five year with slightly higher interest rates. So I don’t think that eliminating the five year will change the pipeline. It is just a choice that they have to make.

<Q – Dave Rochester – Deutsche Bank Securities, Inc.>: And do you guys have any concentration limit in mind for that resi product? I know the loss history and that’s been great, but I was just wondering where your comfort level is now that the resi is over 20% of the total portfolio?

<A – Dominic Ng – East West Bancorp, Inc.>: Well, I think that from our perspective is that we do like the quality of these loans. And so normally what we like to do is to keep a very even distribution in terms of concentration from both C&I, CRE, residential, consumer, et cetera, as even as possible. In the meantime, we do look at it is that residential mortgages are somewhat of a volatile business in terms of volume. This is the time obviously with interest rate just about starting to rise and then also home prices are rising. Obviously, a lot of people are hurrying up and trying to buy their homes and also hurrying up to trying to get their refi done before it’s too late. I would expect that the volume that we are having right now is something that most likely we would not be able to enjoy two years from now.

So as much as the volume is picking up in the residential mortgages today and it seems like growing the pace that may soon to be the highest percentage of our portfolio if the trend continued to go on for the next two years or so, the reality is that it’s not likely. So I think that once it get to a certain level, it would taper down. And then next thing happen the C&I, the other type of loans will stop picking up. And then also our operation in Hong Kong and China, with our now online banking platform putting together, it makes a little bit more realistic for us to make some decent C&I loans in the Greater China region. And that will pick up a little bit here and there. And all in all, I would think that it’s still going to come back down to a very even distribution in the end.

<Q – Dave Rochester – Deutsche Bank Securities, Inc.>: Okay, great. Thanks. And just one more. Does your EPS guidance for 4Q include some kind of an estimate for the clawback? I know that’s been a little higher recently in the last couple quarters. Do you have a sense for what that might be in 4Q?

<A – Julia Gouw – East West Bancorp, Inc.>: We estimate the other clawback as part of that. So that’s what we are expecting the net EPS going to be.

<Q – Dave Rochester – Deutsche Bank Securities, Inc.>: And in terms of – versus the $15 million we had this quarter, I know you guys normally have an expectation for scheduled accretion as well. Do you happen to have the scheduled accretion estimate for 4Q as well as the clawback estimate?

<A – Julia Gouw – East West Bancorp, Inc.>: We think that the accretion probably would taper down, so this Q3 $12 million, Q2 $15 million, so probably more like about $10 million a quarter. So – but some of them will be offset by the clawback.

<A – Irene Oh – East West Bancorp, Inc.>: Dave, so that’s partially the reason why we give the range. I think the clawback is a function of actual loss experience, things that happen to cash flow. So it’s hard to give an exact number. But in our minds, probably around $10 million, $15 million, around there, is probably what we’re looking at.

<Q – Dave Rochester – Deutsche Bank Securities, Inc.>: Okay, great. Thanks, guys.

Operator:  Our next question comes from Jennifer Demba with SunTrust Robinson.

<Q – Jennifer Demba – SunTrust Robinson Humphrey>: Thank you. Good morning.

<A – Julia Gouw – East West Bancorp, Inc.>: Good morning, Jennifer.

<Q – Jennifer Demba – SunTrust Robinson Humphrey>: Dominic, I was just wondering if you could talk about what you envision the long-term strategy will be in Texas, now that you’re going to increase your presence there with the Metro acquisition.

<A – Dominic Ng – East West Bancorp, Inc.>: Metro, at this point, is like a sort of mini East West from our old days. I mean we have a very strong hold in the Asian-American community. It’s actually – I mean clearly is the leading franchise within the Chinese-American community in terms of banking. So I think that’s a great brand to start with. And – but on top of that, I think Houston and Dallas are two markets and I would say that Texas in general. If you look at the number in Texas in terms of the population of Asian-Americans in Texas I think it’s ranked third behind California and New York, in terms of volumes of import and export from China ranked third behind again California and New York. Basically all the elements that we’re looking for, for bridge banking at East West are something that is already happening in Texas.

Direct flights from Houston by Air China to Beijing that just launched two or three months ago and soon American Airlines will launch direct flight from Dallas to Shanghai and Hong Kong next year. We just see the potential of growth in Texas to be pretty phenomenal for a bank like East West because of what we do. So our hope is to work with the folks at Metro which already are very good at what they are doing in terms of – in the local community. And they are obviously well aware of the potential of the bridge banking in terms of helping U.S. and China business between two shores. And so, our position is that we have products. We have the expertise – industry expertise. And our plan is to make sure that we go to Texas and work with the MetroBank folks and then turn MetroBank into more resembling like East West today. And I think that there is plenty of potential to make that happen.

<Q – Jennifer Demba – SunTrust Robinson Humphrey>: Would you envision getting into energy lending at some point?

<A – Dominic Ng – East West Bancorp, Inc.>: Yes, we’d love to. I mean, if you look at East West Bank right now, our industry focus has been very, very strategic. We look at what the investors and business from China want. And then we make sure that we have those industry expertise available at East West. A good example is that, obviously, we do a lot of real estate and Chinese investors are coming to U.S. and buying a lot of real estate from hotels to office buildings and then single family homes and so forth. And then you look at agriculture, high-tech, life science, entertainment, films, these are the type of activities that the Chinese companies are coming to U.S. to look into either collaboration or acquisitions.

Energy is a big, big thing in terms of – for Chinese investors and clearly that is a high priority there. And frankly, from a East West Bank point of view, we currently do not have much exposure in that area, because we only have one branch in Houston. And so, with Houston, Dallas and combined with MetroBank and altogether 13 branches, I think that we clearly would have some opportunity to explore our sort of like expansion into the energy sector. And if we do well there, I think that it can get beyond Houston and Dallas and there will be opportunities. I’m not thinking about expanding in terms of branch network, but there are obviously commercial banking activities in the energy sector from Oklahoma to Denver.

So I do feel that there are all these opportunities that potentially will be available. The first thing first is that we need to close the deal with MetroBank and have the platform available. Then after that, I think it makes it easier for us to build up the expertise. If you look at what we’ve done in California, from the entertainment sector, it didn’t take long for us to build up that expertise and then the business simply because we have a great value proposition here. With our contact connections and our ability to provide
Chinese currency lending and also deposits in China, it does makes it very, very convenient for a lot of American business who need to do business with folks in China.

<Q – Jennifer Demba – SunTrust Robinson Humphrey>: Thanks a lot, Dominic.

Operator:  Our next question comes from Lana Chan with BMO Capital Markets.

<Q – Lana Chan – BMO Capital Markets (United States)>: Hi. Good morning.

<A – Julia Gouw – East West Bancorp, Inc.>: Good morning, Lana.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning.

<Q – Lana Chan – BMO Capital Markets (United States)>: I guess coming into the quarter, the guidance was for a stable balance sheet relative to 2Q, but given the very strong deposit growth, the buildup of excess liquidity in cash continued into this quarter. How quickly do you think you’ll be able to redeploy some of that into loans, which would obviously help ease some of the core margin pressure?

<A – Julia Gouw – East West Bancorp, Inc.>: This – we estimate that most likely we can do at least $400 million net increase on the loan portfolio for the Q4, so that will use up some of the excess cash, liquid asset. We don’t think we have very, very strong quarter for Q3. A lot of the companies are new relationship we acquire, have a lot of cash. But we don’t think that kind of growth is really sustainable. So -

<A – Irene Oh – East West Bancorp, Inc.>: In the deposits.

<A – Julia Gouw – East West Bancorp, Inc.>: For the deposits, yeah. So, I think that will use up some of that – our cash in Q4.

<Q – Lana Chan – BMO Capital Markets (United States)>: Okay. And I think, Julia, at a recent conference you had thrown out that the core margin could potentially bottom at around 3.50% and clearly it’s below there now. Any recent update on that given the trends that you’re seeing now on the core margin?

<A – Julia Gouw – East West Bancorp, Inc.>: Yeah. We’ll see a lot of the excess liquidity and continue up pressure. I would say maybe 3.40%, like around there, yeah.

<A – Irene Oh – East West Bancorp, Inc.>: Lana, so one of the things this quarter that did happen is that generally we estimated that the kind of the net accretion from the covered portfolio is about $15 million. Some quarters like last quarter it was a little higher, $18 million, $19 million. This quarter actually, it was a little bit less at about $12 million. So that was one of the reasons why versus our projection it was a little bit low. But, as you know, it’s hard for us to kind of predict with the cash flow activity what’s going to happen with that accretion. But, as Julia had mentioned earlier, this is why obviously with the balances coming down and the accretion being lower, we are expecting – on a regular basis we’re modeling $10 million instead of the $15 million that we did before.

<Q – Lana Chan – BMO Capital Markets (United States)>: Okay. And just one last question for me before I queue back up. It’s – in terms of the loan pricing, could you give us an update on what some of the new loan yields are coming in on? I know the resi mortgage, but how about on the C&I and commercial real state side.

<A – Irene Oh – East West Bancorp, Inc.>: On the average, it’s about LIBOR plus 350, 375 in general, on the average.

<Q – Lana Chan – BMO Capital Markets (United States)>: Okay. So, that’s been pretty consistent for the last couple of quarters?

<A – Irene Oh – East West Bancorp, Inc.>: Yeah.

<Q – Lana Chan – BMO Capital Markets (United States)>: Okay. Thank you.

<A – Dominic Ng – East West Bancorp, Inc.>: I think one thing I wanted to highlight is that our margin is always going to be affected by the accretion and then also the clawback. And those are the two things that’s a little bit more difficult for us to predict. So I think that – but ultimately, what I think what we should keep in mind is that, at the end of the day, we have that much on the balance. Eventually we still have to use it up. So if this quarter –  there may be two or three quarters in a row that we come out short, but ultimately we’re still going to have to recognize those into income eventually. So that will affect the margin here and there. And then I think it’s just something that we have to keep it in mind.

<Q – Lana Chan – BMO Capital Markets (United States)>: Okay.

<A – Irene Oh – East West Bancorp, Inc.>: Yeah. Dominic puts up a good point. At the end of September, the amount of net accretion that we have left is about $83 million. And that’s an increase from last quarter because we made some adjustments, as far as our credit margin moved some of the nonaccretable yield to accretable. So even though that the clawback went up, in total, net-net, it’s still possible for us, but ultimately it’s because we’re having less losses.

<A – Julia Gouw – East West Bancorp, Inc.>: And for us, ultimately, what we want to do is that to continue to grow the net interest income, so, even though the margin is somewhat compressed because of the low interest rate environment and our discipline to not take on interest at risk. And that’s why we project that if short-term rates go up 100 basis point, our net interest income can go up about $50 million a year. So rather than pick on interest risk at this time, we will continue to keep the investment short and redeploy to the higher yielding loans, so eventually the net interest income will continue to grow.

<Q – Lana Chan – BMO Capital Markets (United States)>: Great. Thank you very much.

<A – Irene Oh – East West Bancorp, Inc.>: Thanks, Lana.

Operator:  Our next question is from Herman Chan with Wells Fargo.

<Q – Herman Chan – Wells Fargo Securities LLC>: Great. Thanks. On the core loan yields, how should we think about the trend there? Should we expect some stability there in light of the robust residential mortgage loan production that the bank is seeing?

<A – Julia Gouw – East West Bancorp, Inc.>: I would say that it’s drifting down just a little bit because of the repricing of the existing loans, too. So that’s what we have seen in the last two quarters unlike before where the loan yields decline quite a bit. I think the trend now is that the loan yield may be drifting down just a little bit but then we don’t have a lot of room for the deposits. We saw some slight decrease but I don’t think that the deposits would go down a lot more. But the loan yields will drift down a little bit.

<Q – Herman Chan – Wells Fargo Securities LLC>: Great. And a question on capital management. How would you characterize the bank’s appetite for further M&A at this juncture? Are there any other markets that appeals to the bank?

<A – Dominic Ng – East West Bancorp, Inc.>: Well, when something come to our table that look attractive, we will move quickly. But at this point, I don’t anticipate anything soon because we like to do things one step at a time. And obviously with Metro’s mergers pending, we’re going to be focusing on – in the next five to six months on getting this deal done and then doing a good job in terms of integration and then execute our long-term strategy accordingly.

And in the meantime, we’re always on the lookout, to see whether there is anything good out there. But we are – I mean, as we’ve said it over and over again, we are going to very choosey. We are going to be very disciplined. We would not do a deal just because we need to do a deal. And, frankly, the reason we can say that comfortably is because if you look at our organic loan growth, why would we want to actually go out there and make an acquisition, unless it’s something strategically very compelling.

<Q – Herman Chan – Wells Fargo Securities LLC>: Right, understood. And lastly, in terms of a buyback, there still remains the $100 million authorization outstanding. How should we think about utilization of the buyback in 2014?

<A – Julia Gouw – East West Bancorp, Inc.>: We always would like to have some buyback authorized by the board. But depending on the stock price and like our loan growth, we would be very judicious about a buyback. I would say that we don’t incorporate any more buyback in our earnings projection at this time.

<Q – Herman Chan – Wells Fargo Securities LLC>: Great. Thank you very much.

Operator:  Our next question comes from John Pancari with Evercore.

<Q – John Pancari – Evercore Partners (Securities)>: Good morning.

<A – Dominic Ng – East West Bancorp, Inc.>: Good morning.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning.

<Q – John Pancari – Evercore Partners (Securities)>: In terms of your pipeline in the resi mortgage product, I know, Julia, you had indicated that you expect some tapering of that volume in that product. Are you seeing any slowing yet in the pipeline? And then secondly, can you quantify the pace of that tapering that you could see?

<A – Julia Gouw – East West Bancorp, Inc.>: Well, we don’t – at this time it looks like still the pipeline is strong. But, in general, you would think that, as the time goes by, that the volume would not be as what it is now. In addition, the volume of purchases and refinancing may go down in the next year or two. So we are making a general assumption that this kind of volume is not sustainable. So we don’t want people to expect that we continue to grow at this pace.

<Q – John Pancari – Evercore Partners (Securities)>: Okay. But you’re not seeing any indications of it yet in the pipeline?

<A – Julia Gouw – East West Bancorp, Inc.>: Not yet.

<Q – John Pancari – Evercore Partners (Securities)>: Okay. And then back to the accretion topic, do you have the amount that you had transferred from nonaccretable to accretable?

<A – Irene Oh – East West Bancorp, Inc.>: I don’t have that in front me but, John, I think that I’ll give you that afterwards. But the net result was at the end of June, the net kind of P&L was $73 million. We had accretion during the quarter of 2012 and then at the end of September we’re at $83 million.

<Q – John Pancari – Evercore Partners (Securities)>: Okay, all right. And then lastly, can you give us a little bit more color on the drivers of growth that you saw in the income producing CRE book as well as what you saw on the C&I book this quarter?

<A – Julia Gouw – East West Bancorp, Inc.>: It’s mostly across the board. Many of the CRE is our current existing clients that are buying more properties as well as some new clients. And yeah, so nothing like really major but it’s just across the board that we see an increase.

<Q – John Pancari – Evercore Partners (Securities)>: And then on the C&I side?

<A – Julia Gouw – East West Bancorp, Inc.>: Same thing with the C&I.

<Q – John Pancari – Evercore Partners (Securities)>: Okay. Thank you.

Operator:  Thank you. Our next question comes from Ebrahim Poonawala with Bank of America Merrill Lynch.

<Q – Ebrahim Poonawala – Merrill Lynch, Pierce, Fenner & Smith, Inc.>: Good morning, guys.

<A – Julia Gouw – East West Bancorp, Inc.>: Good morning.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning.

<Q – Ebrahim Poonawala – Merrill Lynch, Pierce, Fenner & Smith, Inc.>: I had just one question, just in terms of your loan growth guidance for the fourth quarter and probably looking ahead a little bit into 2014. I mean I appreciate your wanting to be conservative as you sort of guide this. But based on your comments in terms of the pipeline and the strength you’re seeing, is there any reason why we could not see growth in the next quarter as well as going into the first half of next year, being significantly higher than sort of what you’re guiding towards and kind of closer to what we’ve seen over the last couple of quarters?

<A – Julia Gouw – East West Bancorp, Inc.>: I would say the last couple of quarters are very, very high that we don’t want – and we just don’t think it’s sustainable to increase almost $1 billion every quarter. So, we’re happy if we can build on the $400 million net increase.

<A – Dominic Ng – East West Bancorp, Inc.>: Well, let’s keep in mind, in the second quarter we had made some quick acquisition of loans. So we bought some loans in the second quarter. So we do have to tick that out. But in terms of – well, we still have a very healthy organic growth. And I do expect that in the fourth quarter at this point looking at the trend, the fourth quarter or the first quarter of next quarter the trend is that there is most likely we’re going to have healthy growth. And, as I said earlier, these residential mortgages is something that you can’t predict too much. So that’s what the nice thing about having all engines going at the same time, is that with one down, the rest of that is still going and that’s good. And we never wanted to have – we never wanted to be in a position that we’re going to only counting on residential mortgage growth.

And I think that we are working very well with the branch network in terms of developing their capability to help us to originate multi-family loans. And also – they’re also making good referrals like commercial real estate loans. And we see that momentum probably picked up even more by the branches than offset against some of the pressure from the traditional commercial lenders. And so when one slow down a little bit, the other one pick up a little bit and that’s what we’re trying to do. And obviously, when there is opportunity to make an acquisition of some decent loans that have good yield and strong credit quality, we won’t hesitate to do that. I think it’s just – but those are very opportunistic. So with the combination of some of these opportunistic things that may come to us or are all organic growth, I would expect that 2014 probably would look somewhat healthy.

<Q – Ebrahim Poonawala – Merrill Lynch, Pierce, Fenner & Smith, Inc.>: Got it. Thank you very much.

<A – Irene Oh – East West Bancorp, Inc.>: Thank you, Ebrahim.

Operator:  Our next question comes from Joe Morford with RBC Capital Markets.

<Q – Joe Morford – RBC Capital Markets LLC>: Thanks. Good morning, everyone.

<A – Dominic Ng – East West Bancorp, Inc.>: Good morning.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning Joe.

<Q – Joe Morford – RBC Capital Markets LLC>: Did you perhaps have some recoveries in the second quarter that boosted noncovered loan yields and maybe led to that more stable core margin? And if so, can you quantify those or tell us how many basis points that contributed to last quarter’s core margin?

<A – Irene Oh – East West Bancorp, Inc.>: Joe, I don’t have that number in front of me. But yes, we did have some recoveries last quarter which increased – and cash transactions really – cash items that increased the yield on the covered portfolio. That’s why the net accretion was about $18 million, $19 million in Q2 where we normally estimate $15 million and in this quarter that was actually $12 million. Additionally, for the portfolio in China that we purchased with the UCB transaction, those are noncovered but those are also accounted for under SOP 03-3. So there was some recovery in that in the second quarter. So that’s why, if you look at the loan yield for the noncovered loans in Q2, it actually went up slightly from the first quarter. And in this environment, that’s not something that usually happens. So I think if you look second quarter to third quarter and the delta there was a little bit greater because second quarter was a little bit unusual.

<Q – Joe Morford – RBC Capital Markets LLC>: Okay. But you don’t have – you can’t quantify that recovery in China?

<A – Irene Oh – East West Bancorp, Inc.>: I just don’t have it in front of me. I can give you that after the call.

<Q – Joe Morford – RBC Capital Markets LLC>: Okay. That’s fine. And the other question I guess was just any comment about the – what we might expect in terms of the pace of run-offs in the covered portfolio from here? Should it continue at the recent pace or could perhaps we see it step up as we get closer to the end of loss-share agreement?

<A – Irene Oh – East West Bancorp, Inc.>: Well, so it was $145 million, $150 million this quarter. I don’t think it will necessarily increase because also that dollar amount is on a lower basis. Well, quite frankly, we haven’t done anything different on the portfolio. We’ve continued to kind of work through it from day one, continued to do so. So we feel like there is no other kind of change as far as what our actions are for the end of loss-share which will be for us largely November next year.

<Q – Joe Morford – RBC Capital Markets LLC>: Right. Okay. Thanks, Irene.

<A – Irene Oh – East West Bancorp, Inc.>: Thanks, Joe.

Operator:  Our next question is from Aaron Deer with Sandler O’Neill.

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: Hi. Good morning, everyone.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning.

<A – Julia Gouw – East West Bancorp, Inc.>: Hi, Aaron.

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: The deposit growth in the quarter was pretty impressive. And, Dominic, you had mentioned that – sounded like a lot of that was in business accounts. I am wondering if you can give a breakout in terms of what was say commercial operating accounts versus retail. And if you can give a sense of what helped drive that strong growth this quarter?

<A – Julia Gouw – East West Bancorp, Inc.>: I think the big amount is on the commercial side because these are the big dollar amount. And that’s why the demand deposits go up a lot, yeah.

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: Was there any – I mean was it like larger customers or?

<A – Julia Gouw – East West Bancorp, Inc.>: No, like no single, really large, and it’s just across the board. As Dominic mentioned, we are working with the branches and they are really – over the years, we’ve build a platform that we can continue to generate deposits in our commercial deposits, either from the brands or from the lending team or the non-loan, specialty deposits. So just across the board, the volume go up. But it’s also a reflection of the macro economy where a lot of corporation are flushed with cash. I think that the trend seems to be similar with other big banks. We see more and more companies are accumulating cash.

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: Okay. And then, Irene, it looks like there was a swing in the provision for unfunded commitments. I think it went from, like, negative $400,000 to $3.4 million this past quarter. I didn’t see that in the other noninterest expense line. Where is that? Or was it just buried in there and some other noise canceled that out?

<A – Irene Oh – East West Bancorp, Inc.>: Yeah. So the increase in the allowance for unfunded loans, is that what you’re referring to?

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: Yes.

<A – Irene Oh – East West Bancorp, Inc.>: Oh, yes. So that’s part of the provision that we have for the on-balance sheet as well. And the reason that increased this quarter, Aaron, is we did have an increase in total commitments and also part of that was an increase on commitments on construction loans. So we made a little kind of a modification to our normal kind of calculation for that.

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: So – but what was it in – was that in your regular provision line item or was -?

<A – Irene Oh – East West Bancorp, Inc.>: Yeah. We combine both on-balance sheet and off-balance sheet into the provision.

<Q – Aaron Deer – Sandler O’Neill & Partners LP>: Okay. All right. Very good, thanks.

Operator:  Our next question comes from Brett Rabatin with Sterne, Agee.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Hi, good morning.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning, Brett.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Wanted to ask on the margin guidance for the fourth quarter. Can you give us some color around your expectations? With the loan yields coming down, can you talk maybe about what you might have repricing and then higher yields and if possible, kind of, how much of the portfolio might still be higher than 5%, just some thoughts on relative payoffs versus originations in the loan portfolio?

<A – Irene Oh – East West Bancorp, Inc.>: Well, I’d say probably there is very little that’s repricing at a higher yield. We do have the higher – upwards of 5%. Overall, the single family loans have a more attractive year, especially given kind of the duration. As Julia mentioned earlier, we’re only doing the 3/1 ARMs but I’d say at this point, nothing is really kind of repricing higher than that.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: All right. No, what I’m trying to imply is, how much do you have that’s still like over 5% in your portfolio that might be repricing and you’re replacing that with lower yielding type product?

<A – Irene Oh – East West Bancorp, Inc.>: There are some. I don’t think it’s a big amount, but there are always some of the older commercial real estate loans that were fixed at a higher rate that once the fixed time expire will go down to a lower adjustable rate.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Okay. And then you talked earlier about the liquidity build and the deposit flows and growth for the fourth quarter in terms of using some of that liquidity. Can you talk also about just repayments of borrowings and if the margin guidance implies that you’re going to reduce some of the borrowings in the fourth quarter, then just any thoughts on repaying what you have left?

<A – Irene Oh – East West Bancorp, Inc.>: Yes, probably not. At this point, with the FHLB advances and the repos, those are not things that we’re factoring in as far as repayment. We may pay off some of the junior subordinated debt but that – the higher rates ones, but the impact to that in the fourth quarter is going to be de minimis.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Okay.

<A – Irene Oh – East West Bancorp, Inc.>: Based on the timing of it, et cetera.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Okay. And then the other thing I was curious about was just SBA and just any thoughts around what you’re seeing in terms of the SBA market and your decision quarterly to either sell or not sell those loans as you originate them?

<A – Julia Gouw – East West Bancorp, Inc.>: We do look at it from time to time whether to sell those SBA loans or not. And we’ll make a decision if we think that the pricing is attractive. Then it makes sense for us to sell the portfolio.

<A – Dominic Ng – East West Bancorp, Inc.>: We’re just thankful the government allow us to get back into SBA business today.

<Q – Brett Rabatin – Sterne, Agee & Leach, Inc.>: Okay, great. Thanks for the color.

Operator:  [Operator Instructions] Our next question comes from Julianna Balicka with KBW.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: Good morning.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning.

<A – Julia Gouw – East West Bancorp, Inc.>: Good morning.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: I have a couple of questions, although many of them have already been asked. Just looking back to the guidance and the accretion numbers versus your projections in the third quarter, you talked about having booked $12 million of accretion and projected $15 million. Correspondingly, the clawback this quarter was $15 million. What was that number in your projection for the third quarter guidance?

<A – Irene Oh – East West Bancorp, Inc.>: I don’t have that in front of me exactly, Julianna. But it was less than that, a little bit. I think it was probably like $10 million to $12 million. I can’t remember exactly.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: So, if you adjust for that, looks like you actually beat your own original guidance by about $5 million to $6 million in terms of underlying core income.

<A – Irene Oh – East West Bancorp, Inc.>: I guess if you look at it that way that is correct, Julianna.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: Okay. And then in terms of – good. So, then kind of going into the loan growth guidance increase to $400 million from $250 million that you would like to be comfortable achieving, is that mostly coming from your residential strength of your residential pipeline? Or are you looking at that $150 million as more CREs, C&I areas of lending, so if you can kind of break that down?

<A – Julia Gouw – East West Bancorp, Inc.>: We increased that projection because we know the pipeline when it comes to the residential mortgages. Once the applications are in, we can project that on the funding versus the other type of loans there is not a lot of certainty of closing. So we did increase it because we know that the residential mortgages continue to be fairly strong.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: Okay. Very good. And within that, the underlying $250 million is still your baseline across the board commercial lending, right?

<A – Julia Gouw – East West Bancorp, Inc.>: Right, right.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: Okay. Right, okay. And then, you talked about for this coming quarter that the redeployment of excess liquidity and cash and a stable balance sheet and your deposit growth was strong in business banking this quarter. Could you talk about some of the drivers, why you expect your deposit growth to slow down that appreciably, or if that’s just the seasonality impact?

<A – Julia Gouw – East West Bancorp, Inc.>: Yes. As corporations, companies are investing more and growing sometimes or buying properties. So we do expect that over time people may be using up their liquidity also. So that’s why we think that this kind of increase in cash that companies carry probably and our deposit growth that is very, very strong is not sustainable.

<A – Irene Oh – East West Bancorp, Inc.>: Especially at this level, over 30% kind of increase in core deposits on an annualized basis. This is probably not the normal run rate.

<A – Dominic Ng – East West Bancorp, Inc.>: Well, you also have this [ph] again anyway (53:34) for the customers. It’s really – they’re indifferent in terms of whether they put it into DDA or even sometimes into interest earning money market because the basis point difference is not really that much. But I mean in time – and I’ve been looking for those for the last five years now. We always say that go short, go short and then wait for rate to rise. And I’ve been still waiting for five years and it hasn’t happened yet. It may be two more years before it happen or maybe five more years, next thing will be like Japan.

The way I looked at it right now is that because of the indifference from both retail customers and also commercial customers and I think that growing the core deposits and also having this huge growth of DDA, frankly, it’s a lot easier. The wait till we go into a different rate environment I think that things will change dramatically. So – but we’re well aware of that. This strength that we have today – I mean it’s not something that we should expect a few – I mean I don’t know when, maybe a year or two or three years later. It depends on what the rate environment would be. Every time I hope rate will go up and then things turn out to be different. So at this point, we get so used to it in this sort of like basically lower rate environment I think that things are going okay. But I do like the idea about that if rates do go up one day, we are in a much better position to take advantage of the rising rate simply because the balance sheet is made up to take advantage of it.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: Okay. That makes sense. And on a long-term basis, that does make sense in terms of deposit flows. But then that implies that for the fourth quarter, if your momentum kind of pulls through the quarter, you could potentially see again bigger balance sheet growth than you expect with a slightly smaller margin, if the deposit growth doesn’t slow down quickly enough?

<A – Dominic Ng – East West Bancorp, Inc.>: Well, I think that to a certain extent, I think that we don’t have to take on all the deposits that comes in. I think that it’s something that we obviously have an ability to work with some of our clients to make sure that we don’t have to just take them all in. I think, to a certain degree, we do have control. This is all getting back to a long-term relationship with a short-term margin. And that’s something that we have to always make a decision on one way or the other. I think that we can always err to long-term relationship with a short-term margin. And, frankly, it has a lot to do with our ability to have this massive organic loan growth.

And as long as we do another one of those, to our surprise, that type of loan origination in the fourth quarter, then we will continue to open the door and let the clients bring us down all these deposits. But on the other hand, if we actually see that the loan growth is not getting far beyond our expectations then we will make sure that we’ll be a little bit more focused on the short-term margin issue. That’s the kind of things that we always play. And ultimately, it’s really focusing on shareholders’ value. We do recognize that we don’t want to jeopardize our long-term shareholder value. But in the meantime, we also recognize that we are a public company. And we do quarterly conference call. And therefore, let’s not get too far away from everything stuffing into long-term and ignore the short-term. So there is a balance in between and that we’re going to do the best we can to make sure that we do the best thing for our shareholders.

<Q – Julianna Balicka – Keefe, Bruyette & Woods, Inc.>: Got it. Very good. Thank you very much.

Operator:  Our next question is from Matthew Clarke with Credit Suisse.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: Good morning.

<A – Irene Oh – East West Bancorp, Inc.>: Good morning, Matthew.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: I think you guys have over there – since you did the UCBH deal, I think you’ve been somewhat hesitant to grow meaningfully in Texas and New York. And obviously two of the top three markets. Now you have the deal in hand with Texas. I guess, when you think about New York, do you need an acquisition there or is there an opportunity to hire and maybe build that presence more meaningfully?

<A – Dominic Ng – East West Bancorp, Inc.>: We actually have hired not a big group, but a small group of commercial bankers. And so we’re gearing up I think a decent momentum going forward in 2014. Obviously, these new hires just started with us. I mean some of them just been with us only a few months ago and some of them just started maybe less than a month. We will continue to recruit talented commercial bankers in New York to help us to grow our business. And don’t forget we still have our retail branches in New York also. And we’re going to continue that. And in fact we just hired a very small group of lenders in Boston and replicating the same thing in Atlanta. And while the contribution today is small, but little by little they add up. And then in 2014, we’ll continue to look at opportunity to acquire more talents.

And so our position is this. Without seeing any great acquisition in sight, we’ll continue to do it organically one account officer at a time. And in time, when we do make the right hire, they will stop accumulating the commercial banking business for East West Bank. And in the meantime, while we’re doing that, we’re still on the lookout for any kind of potentially good acquisition. But we’ll never put ourselves in a position that we would need to make acquisition in order for us to make our numbers. Because once we do that, I think it is highly likely that we will make desperate moves. And then, sometimes deals that don’t make sense from a pricing point of view, but we have to do it because we – just to get the number up there. And that will be too unfortunate. And our position is that we just keep hiring people one person at a time. And I think that New York actually is building some decent momentum right now. And I do expect that is going to get much better in the next few years.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: And can you give us a sense for the new group, the folks you brought on in New York? What – the magnitude of their portfolio that they had at the prior shop?

<A – Dominic Ng – East West Bancorp, Inc.>: Well, they are so new they don’t have much of a portfolio. I think -

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: No, at the legacy, where they came from?

<A – Dominic Ng – East West Bancorp, Inc.>: Where they came from?

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: Yeah.

<A – Dominic Ng – East West Bancorp, Inc.>: Different banks, yeah.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: I’m just -

<A – Dominic Ng – East West Bancorp, Inc.>: Most of them from larger banks, yeah.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: In terms of the size of the portfolio they were managing, I guess is what I’m wondering.

<A – Dominic Ng – East West Bancorp, Inc.>: Some of them have been with the bank for a long time. They actually – as a manager, they actually have over $100 million. Some of them as a individual lending officer they have less, maybe $20 million, $30 million portfolio, so it varies.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: Okay. And then, when you think about Mainland China, I think you guys have also been hesitant to grow there, for obvious reasons, adverse selection being the most important one. Any change there or any desire to build that book?

<A – Dominic Ng – East West Bancorp, Inc.>: We would build it slowly. I mean I think that in the past few years, I think that the first two years we just were trying to clean up the book. For example, I mean when we took over United Commercial Bank in November 2009, 33% of this China loan portfolio were nonperforming, 33% were nonperforming. It took us more than two years to basically clean it out. And then, we built the system infrastructure. For example, we did not have any kind of – we have basically two branches in China, but we did not have online banking platform. So it’s hard to service such a huge country when we only have two little branches in that country. So having online banking is – I mean in particular, we’re in commercial banking business. It’s critical. So it took us over a year to trying to put these things together when in the meantime we’re making sure that we systematically clean up the legacy UCB delinquent loans and stuff like that.

So, obviously, we’re in the position to start doing business. And we’re comfortably now that the book is totally clean and we have the system capability. We also hired a new management team over there. So we’re ready to do business. And in fact we had some great wins helping U.S. team work with U.S. clientele to do some good financing business in China and vice versa. And I think that we will expect them to do more in 2014 and 2015. However, while I said that they will do more, you have to look at it in this way is that, for example, in China, we have – our commercial lending loan balance is less than $200 million today. So they do a lot more and grow by 100%, they will only be $400 million in terms of balance. Then that $200 million of increase for the whole year, if you look at it, is that compared with our $1 billion growth in one quarter, is miniscule. So I would say this is that they would – Hong Kong and China will have substantially a higher percentage growth but in terms of to the overall balance sheet, to the overall loans receivable balance, it still will be small. And this is by design. We do not ever wanted to have East West Bank to be a bank that have equal number or equal dollar amount of loans in China versus U.S.

This is a U.S. bank. We predominately do U.S. business. But the one huge advantage that we have is that we know how to do business in China. We have a license to do business in China. And because of that, there will be plenty of business for us to work with our U.S. customers because there are plenty of business in U.S. who wants to do business in China, need to do business with China and there are plenty business in China who wants to invest in the United States. And that’s the space that we’re focusing on.

So this has never been a business – this will never be a business who has an intent to go to China to say that like Kentucky Fried Chicken is that we’re going to go out there and then really going to go after the consumer market and get our market share of fast food business, anything like that. So East West Bank is not going to go to China and say that we’re going to go and compete with Agricultural Bank of China or Industrial and Commercial Bank of China in terms of getting the market share of retail, consumer, banking customers. That’s not sort of in our strategy in the past, present or in the future. So our plan is that there is going to be a lot of U.S., China business that we can help advice and we can help finance and we can help provide banking service. And that’s all we’re going to do.

<Q – Matthew Clark – Credit Suisse Securities (USA) LLC (Broker)>: Great. Thanks for the color.

Operator:  This concludes our question and answer session. I would like to turn the conference back over to Dominic Ng for any closing remarks.

Dominic Ng, Chairman & Chief Executive Officer

Well, I want to thank everyone for joining us for today’s call. And I am looking forward to speaking with you all in January 2014 for our fourth quarter earnings call. Thank you.

Operator:  Thank you. The conference is now concluded. Thank you for attending. You may now disconnect.